Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

August 15, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Mr. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted August 15, 2023

CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Mr. Chen:

This letter is in response to the letter dated June 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “DRS/A”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your discussion about how cash is transferred through your organization to provide cross-references to the consolidated financial statements.

Response: We have revised the disclosure on how cash is transferred through our organization on the cover page to provide cross-references to our disclosure on the “Transfers of Cash to and from the Subsidiaries” on page 11, our Summary Consolidated Financial Data on page 13, and to the consolidated financial statements.

2.	We note your response to prior comment 3. Even though the company conducts its operations in China only, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. In this regard, we note the company has a subsidiary in Hong Kong. In addition, to the extent material, discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Also consider making conforming changes in your Regulations section on page 86 to address regulations in Hong Kong that may affect your business operations.

Response: Our Hong Kong subsidiary, Youxin Cloud (HK) Limited, is a holding company and currently does not conduct and is not expected to conduct in the future any business. Hong Kong is currently a separate jurisdiction from mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the “Basic Law,” which is a national law of the PRC and the constitutional document for Hong Kong, national laws and regulations of the PRC shall not apply to Hong Kong except for those listed in Annex III of the Basic Law (which is limited to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Although, we do not believe there will be material effects on our Hong Kong subsidiary resulting from the legal and operational risks relating to the PRC regulations, all the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factor sections also apply to operations in Hong Kong, to the extent applicable, and the legal risks associated with being based in and having operations in China could also apply to a company’s operations in Hong Kong, if the laws applicable to China become applicable to entities and business in Hong Kong in the future. There is no assurance that (1) the Basic Law will not be further amended to apply more PRC laws and regulations in Hong Kong, or (2) the PRC and/or Hong Kong government will not take other actions to promote the integration of Hong Kong legal system into the PRC legal system. Our Hong Kong subsidiary could be subject to more influence and/or control of the PRC government or even direct oversight or intervention thereof if the Hong Kong legal system becomes more integrated into the PRC legal system. As such, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard and the PRC government may exert its significant authority to intervene or influence our Hong Kong subsidiary at any time, which could result in a material adverse change to our business, prospects, financial condition, results of operations, and the value of our securities.

Prospectus Summary, page 1

3.	Please expand your discussion about the permissions and approvals required to be obtained from Chinese authorities to operate your business to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities to foreign investors. If you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals to operate your business or offer securities to foreign investors.

Response: We have revised our disclosure on page 1 to expand our discussion about the permissions and approvals required to be obtained from Chinese authorities to operate our business and to also discuss permissions and approvals required to be obtained from Chinese authorities to offer securities to foreign investors. We have further disclosed that we had consulted with our PRC legal counsel on our expanded disclosure.

Risk Factors

As more of our sales efforts are targeted at larger enterprise clients..., page 18

4.	We note your response to prior comment 12. Please file any material agreements as exhibits or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: We have filed the English translated versions of available service agreements for our top customers and suppliers as exhibits. We respectfully advise Staff we had already filed the service agreement for one of our top customer and supplier, CICC Financial Technology Changsha Co., Ltd., as exhibit 10.9.

Capitalization, page 51

5.	You state that the issuance of Class A shares and Class B shares were effected on April 11, 2023 and April 21, 2023. However, various places in your financial statements (e.g., “*”footnote reference on the face of financial statements, Note 13 related to Subscription Receivable, etc.) appear to indicate that such issuance occurred on April 12, 2023. Please revise the inconsistencies throughout the filing or explain.

Response: We have revised the inconsistencies throughout the disclosure that the issuances of Class A shares and Class B shares were effected on April 11, 2023 and April 21, 2023.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview, page 53

6.	We note your revised disclosures in response to prior comment 13, however, it remains unclear what financial and/or non-financial measures management uses to monitor the retention and acquisition of customers as well as expansion of existing customers. For example, clarify whether you use measures such as churn rate, retention rate, net dollar expansion rate, etc., or specify the measures you do use and revise to include a quantified discussion of such measures. Refer to SEC Release 33-10751.

Response: We have revised our disclosure on pages 54 and 55 to include the metrics we use to monitor customer retention and acquisition as well as expansion of existing customers.

General

7.	Please update your financial statements pursuant to Item 8.A.5 of Form 20-F or explain.

Response: We have revised our disclosure to update our financial statements to include consolidated interim and unaudited financial statements covering at least the first six months of the financial year in accordance with Item 8.A.5 of Form 20-F.

Thank you in advance for your assistance in reviewing this response and the DRS/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin